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  As filed with the Securities and Exchange Commission on September 15, 1997.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      UNION TEXAS PETROLEUM HOLDINGS, INC.
             (Exact Name of Registrant as Specified in its Charter)

                Delaware                                 76-0040040
(State of Incorporation or Organization)   (I.R.S. Employer Identification No.)

        1330 Post Oak Boulevard
               Houston, Texas                             77056
 (Address of Principal Executive Offices)               (Zip Code)

If this Form relates to the registration and class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
(if applicable)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

         Title of each class                 Name of each exchange on
         to be so registered            which each class is to be registered

COMMON STOCK PURCHASE RIGHTS            NEW YORK STOCK EXCHANGE
                                        PACIFIC EXCHANGE, INC.

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                                      NONE
                                (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


     On September 12, 1997, the Board of Directors of Union Texas Petroleum Holdings, Inc. (the "Company"), authorized the issuance of one right (a "Right") with respect to each outstanding share of voting common stock, par value of $0.05 ("Common Stock"), of the Company as of the close of business on September 23, 1997. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated September 12, 1997, between the Company and First Chicago Trust Company of New York (the "Rights Agent").

     DETACHMENT OF RIGHTS; EXERCISE. Initially, the Rights will attach to certificates of outstanding shares of Common Stock and no separate Right Certificate will be distributed. The Rights will become exercisable and separate from the shares of Common Stock upon the earlier of (i) ten days after the date of a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Stock of the Company (such person or group being hereinafter referred to as an "Acquiring Person") (the "Stock Acquisition Date"); or (ii) ten business days (or such later date as the Board may determine) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming the beneficial owner of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date").

     Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced by the certificates for the Common Stock, (ii) the Rights will be transferred with and only with the Common Stock,
(iii) new Common Stock certificates issued after September 23, 1997, upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Stock outstanding as of September 23, 1997, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date. When they become exercisable, each Right initially entitles the registered holder to purchase from the Company one-half of one share of Common Stock of the Company at a price of $90.00 per full share of Common Stock (the

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"Purchase Price"), subject to adjustment. The Rights will expire on September
30, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

     If a Person were to become an Acquiring Person, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy for the Purchase Price that number of shares of Common Stock that at the time of such acquisition would have a market value of two times the Purchase Price. If, however, the Board of Directors of the Company determines in good faith that a Person who would otherwise be an Acquiring Person, has become such inadvertently, and such Person divests a sufficient number of shares of Common Stock by such deadline as the Board of Directors shall set, then such Person shall not be deemed to be an Acquiring Person for any purposes of this Agreement.

     If the Company is acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price.

     Each of the following persons will not be deemed to be an Acquiring Person even if they have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the Company: (i) the Company, any subsidiary of the Company, or any employee benefit plan of the Company or of any subsidiary of the Company; (ii) any person who would otherwise become an Acquiring Person solely by virtue of a reduction in the number of outstanding shares of Common Stock unless and until such person shall become the beneficial owner of any additional shares of Common Stock; and (iii) certain persons specified in the Rights Agreement who as of September 12, 1997 are the beneficial owners of 15% or more of the Common Stock (and transferees thereof under certain circumstances). The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on September 30, 2007, unless earlier redeemed by the Company.

     REGISTRATION AND LISTING OF COMMON SHARES. The offer and sale of the Common Stock or other securities issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission but such registration will not be effective until the Rights become exercisable. As described above, however, the Rights will not be transferable separately from the Common Stock until the Distribution Date.

     ANTIDILUTION AND OTHER ADJUSTMENTS. The number of Common Stock or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

     The number of outstanding Rights and the number of Common Stock or other securities issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of

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the Common Stock or a stock dividend on the Common Stock payable in Common
Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     EXCHANGE OPTION. At any time after a Person or becomes an Acquiring Person and before the acquisition by a Person or group of 50% or more of the outstanding Common Stock of the Company, the Board of Directors may, at its option, issue Common Stock of the Company in mandatory redemption of, or in exchange for, all or part of the then outstanding exercisable Rights (other than Rights owned by such Acquiring Person or group which would become null and void) at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

     REDEMPTION OF RIGHTS. At any time prior to the Stock Acquisition Date, the Board of Directors of the Company may redeem all, but not less than all, of the then outstanding Rights at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     NO RIGHTS AS STOCKHOLDER. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     AMENDMENT OF RIGHTS. The terms of the Rights may be amended by the Company without the consent of the holders of the Rights, except that after the Stock Acquisition Date no such amendment may materially and adversely affect the interests of holders of the Rights.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A thereto the form of Right Certificate, is attached as Exhibit 1 to this Form 8-A and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the form of the Rights Agreement and the exhibits thereto. Capitalized terms in this description are defined in the Rights Agreement.

ITEM 2. EXHIBITS.

Exhibit No.       Description of Exhibit

1 Rights Agreement dated as of September 12, 1997 between the Company and First Chicago Trust Company of New York, as Rights Agent, which includes as EXHIBIT A the Form of Right Certificate and as EXHIBIT B the Summary of Rights to Purchase Common Stock.



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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                               UNION TEXAS PETROLEUM HOLDINGS, INC.


Date: September 15, 1997       By: /s/ ALAN R. CRAIN, JR.
                                  -------------------------------------------
                                  Name:  Alan R. Crain, Jr.
                                  Title: Vice President and General Counsel





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                               INDEX TO EXHIBITS

Exhibit No.        Description of Exhibit
-----------        ----------------------
1                 Rights Agreement dated as of September 12, 1997 between the
                  Company and First Chicago Trust Company of New York, as
                  Rights Agent, which includes as EXHIBIT A the Form of Right
                  Certificate and as EXHIBIT B the Summary of Rights to
                  Purchase Common Stock.


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